File No. 70-______

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                                   Enron Corp.
                        Indicated Enron Corp. affiliates
                                and subsidiaries
                                1400 Smith Street
                              Houston, Texas 77002

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------
                                       N/A
                    (Name of top registered holding company)
                    ----------------------------------------

                                   Enron Corp.
                           Attn.: Corporate Secretary
                                1400 Smith Street
                                Houston, TX 77002

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

   Robert H. Walls, Jr.         William S. Lamb           Sonia C. Mendonca
     General Counsel        LeBoeuf, Lamb, Greene &    LeBoeuf, Lamb, Greene &
     David M. Koogler           MacRae, L.L.P.              MacRae, L.L.P.
Assistant General Counsel    125 West 55th Street     1875 Connecticut Avenue NW
       Enron Corp.          New York, NY 10019-5389      Washington, DC 20009
    1400 Smith Street      Telephone: (212) 424-8170  Telephone: (202) 986-8195
    Houston, TX 77002      Facsimile: (212) 424-8500  Facsimile: (202) 956-3321
Telephone: (713) 853-6161
Facsimile: (713) 646-6227
Facsimile: (713) 646-3092

                                TABLE OF CONTENTS


Item 1. Description of the Proposed Transactions..............................1
   A. Introduction and General Request........................................1
   B. Enron and its Subsidiaries..............................................3
   C. The Bankruptcy Cases and the Chapter 11 Plan............................3
       1. The chapter 11 plan represents a compromise and settlement of significant issues..................................................4
       2. Property to be Distributed Under the Plan...........................6
   D. Key Elements of the Plan................................................7
       1. The Sale or Distribution of Portland General........................7
         a. Sale of Portland General..........................................8
         b. Distribution of Portland General Shares...........................8
       2. Formation of Prisma and CrossCountry and the Disposition of the
          Debtors' Other Assets, Generally...................................11
         a. Prisma...........................................................11
         b. CrossCountry.....................................................13
         c. Other Assets and Claims..........................................15
   E. Treatment of Claims....................................................16
   F. The Creditor Solicitation and Confirmation of the Plan.................17
   G. Administration of the Estates..........................................19
       1. Post-Confirmation Administration...................................19
       2. Post-Effective Date Administration.................................19
   H. Overall Fairness of the Plan...........................................21

Item 2. Fees, Commission and Expenses........................................22

Item 3. Applicable statutory provisions and legal analysis...................22

Item 4. Regulatory approvals.................................................24

Item 5. Procedure............................................................24

Item 6. Exhibits and Financial Statements....................................24

Item 7. Information as to Environmental Effects..............................25

                                    FORM U-1
                             APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.   Description of the Proposed Transactions

          A.   Introduction and General Request

          Enron Corp., an Oregon corporation ("Enron"), and a public utility holding company,/1 files this application on its behalf and on behalf of its subsidiaries and affiliates listed in Exhibit H (collectively "Applicants" or "Debtors"). Each of the Debtors commenced a bankruptcy case under chapter 11 of title 11 of the United States Code ("Bankruptcy Code"), in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court").

          As set forth in more detail below, by orders, dated January 9, 2004,/2 the Bankruptcy Court (a) approved, among other things, the adequacy of the information contained in the disclosure statement (the "Disclosure Statement") related to that certain Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated January 9, 2004 (the "Plan"), filed by the Debtors and (b) established, among other things, (i) April 20, 2004 as the date for commencement of the hearing to consider confirmation of the Plan in accordance with section 1129 of the Bankruptcy Code, (ii) March 24, 2004 as the last date for filing objections to confirmation of the Plan and
(iii) procedures in connection with the solicitation of acceptances and rejections to the Plan. The Securities and Exchange Commission (the "Commission") was present at the hearing to consider approval of the Disclosure Statement. In accordance with the Disclosure Statement Orders, the Debtors have posted solicitation materials on the appropriate website, prepared documents and diskettes for distribution and begun distribution of such materials to creditors and equity interest holders.

          Enron, the Commission's Division of Investment Management ("IM") and the Commission's Division of Enforcement ("Enforcement") have held discussions regarding the registration of Enron as a public utility holding company under
Section 5 of the Act, the Plan, the solicitation of votes accepting or rejecting the Plan, and various transactions in furtherance of the chapter 11 cases that may require Commission authorization under the Act were Enron a


---------------
1 Enron was formerly an exempt holding company under the Act by virtue of two applications filed under Sections 3(a)(1), 3(a)(3) and 3(a)(5) of the Public Utility Holding Company Act of 1935 ("Act"). By order dated December 29, 2003, Holding Co. Act Release No. 27782, the Commission denied the applications filed under Sections 3(a)(1), 3(a)(3) and 3(a)(5). Enron subsequently filed an application for exemption under Section 3(a)(4) of the Act on behalf of itself and two other entities. SEC File No. 70-10190. The Section 3(a)(4) application, as it related to Enron but not the other two applicants, was set for hearing by Commission order dated January 14, 2004, Holding Co. Act Release No. 27793.

2 Order on motion of Enron Corp. approving the disclosure statement, setting record date for voting purposes, approving solicitation packages and distribution procedures, approving forms of ballots and vote tabulation procedures, and scheduling a hearing and establishing notice and objection procedures in respect of confirmation of the plan, Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.). Order, pursuant to sections 105(a), 502, 1125 and 1126 of the Bankruptcy Code and rules 3003, 3017 and 3018 of the Federal Rules of Bankruptcy Procedure establishing voting procedures in connection with the plan process and temporary allowance of claims procedures related thereto, Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.) (collectively, the "Disclosure Statement Orders"). These orders are attached hereto as Exhibits J-1 and J-2.

registrant under the Act./3 In addition, a format for a comprehensive settlement of the exemption application filed by Enron and other parties in SEC File No. 70-11373 has been discussed. This application (the "Plan Application"), and a second application (the "Omnibus Application"), are the result of such discussions.

          Consistent with such discussions, Applicants request herein an order of the Commission under the Act, (i) approving the Plan under Section 11(f) of the Act; (ii) authorizing Applicants to continue the Bankruptcy Court authorized solicitation of votes of the Debtors' creditors for acceptances or rejections of the Plan and to make available to creditors a report on the Plan, as prescribed in Section 11(g) of the Act; and (iii) authorizing Applicants to conduct such transactions as may be necessary to effect the Plan. Applicants will file a separate application to seek authorization for the sale of Enron's only public utility subsidiary company, Portland General Electric Company ("Portland General") to a third party, or the distribution of the common stock of Portland General to creditors or to a trust, as contemplated by the Plan.

          The Omnibus Application (SEC File No. ____, filed ____) is a request by Enron and its debtor and non-debtor subsidiaries for authorization to conduct business under the Act in a manner that furthers the chapter 11 process. In that regard, the Omnibus Application requests authorization for the Enron group companies to reorganize their nonutility businesses, enter into settlements, asset sales and other transactions involving guarantees, indemnifications and the acquisition of securities, to pay dividends and redeem securities to transfer value among the group in connection with rationalizing Enron's complex corporate structure, and several other transactions that may be conducted by Enron group companies, all through July 31, 2005. The Omnibus Application is supplemental to the Plan Application and it is intended that the Commission's authorization of both applications would give the Enron group sufficient authorization under the Act to solicit creditor votes for the plan, obtain the confirmation of the plan before the Bankruptcy Court, implement the plan, and to conduct business within the parameters specified in the Omnibus Application pending the confirmation and full implementation of the plan. The Plan and Omnibus Applications are predicated on Enron's registration under the Act immediately after the authorizations requested in such applications have been granted.

          Applicants respectfully request the Commission to authorize the Plan and Omnibus Applications on an expedited basis. Applicants are in the midst of selling, restructuring and liquidating many subsidiaries and resolving contracts and claims. Without adequate authorization under the Act, Applicants would be required to stop many transactions that are currently being structured, negotiated or in progress, many of which have already received authorization from the Bankruptcy Court, and to postpone entering into other transactions until appropriate orders from the Commission can be issued. Many of these transactions represent significant value to the Debtors' estates and their creditors. Delay could cause significant adverse effects on the Debtors and creditors. For example, delay could cause purchasers to withdraw from a proposed transaction, interest rates on negotiated financings may change, tax benefits may be lost, and other adverse effects may occur. As noted above, consistent with the requirements set forth in the Disclosure Statement Orders, the Debtors are in the process of soliciting creditor votes on the Plan. A timely order and report on the Plan issued by the


---------------
3 A representative of the Creditors' Committee (defined below) attended some of the discussions as an observer.

Commission could be included in the Plan Supplement that is scheduled to be filed with the Bankruptcy Court and placed online at www.enron.com no later than March 9, 2004 or such other date as authorized by the Bankruptcy Court. By doing so, creditors would have the input of the Commission prior to the expiration of the period to vote on the Plan.

          B.   Enron and its Subsidiaries

          Enron is a public utility holding company within the meaning of the Act by reason of its ownership of all of the outstanding voting securities of Portland General, an Oregon electric public utility company.

          From 1985 through mid-2001, Enron grew from a domestic natural gas pipeline company into a large global natural gas and power company. Headquartered in Houston, Texas, Enron and its subsidiaries historically provided products and services related to natural gas, electricity, and communications to wholesale and retail customers. As of December 2001, the Enron companies employed approximately 32,000 individuals worldwide. The Enron companies were principally engaged in (a) the marketing of natural gas, electricity and other commodities, and related risk management and finance services worldwide, (b) the delivery and management of energy commodities and capabilities to end-use retail customers in the industrial and commercial business sectors, (c) the generation, transmission, and distribution of electricity to markets in the northwestern United States, (d) the transportation of natural gas through pipelines to markets throughout the United States, and
(e) the development, construction, and operation of power plants, pipelines, and other energy-related assets worldwide.

          In 1997, Enron acquired Portland General, an Oregon electric public utility company. Enron is a public utility holding company within the meaning of the Act solely by virtue of its ownership of all of the outstanding voting securities of Portland General. If, as proposed under the chapter 11 plan, Enron sells the common stock of Portland General to an unaffiliated purchaser or distributes such stock to the Debtors' creditors, upon the completion of such transaction, Enron would deregister as a holding company and cease to be subject to the Act as a holding company.

          C.   The Bankruptcy Cases and the Chapter 11 Plan

          In the last quarter of 2001, the Enron companies lost access to the capital markets, both debt and equity, and had insufficient liquidity and financial resources to satisfy their current financial obligations. On December 2, 2001, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code. As of today, one hundred eighty (180) Enron-related entities have filed voluntary petitions./4 Pursuant to sections 1107 and


---------------
4 On November 29, 2001, and on various dates thereafter, certain foreign affiliates of Enron in England went into administration. Shortly thereafter, various other foreign affiliates also commenced (either voluntarily or involuntarily) insolvency proceedings in Australia, Singapore, and Japan. Additional filings have continued world-wide and insolvency proceedings for foreign affiliates are continuing for various companies registered in Argentina, Bahamas, Bermuda, Canada, the Cayman Islands, France, Germany, Hong Kong, India, Italy, Mauritius, the Netherlands, Peru, Spain, Sweden, and Switzerland. Once a foreign affiliate is placed into a foreign insolvency proceeding, control of the foreign affiliate along with the management and distribution of its assets will generally be transferred to an insolvency practitioner, such as an administrator, receiver, or liquidator. The foreign bankruptcies are not administered jointly with the proceeding in the Bankruptcy Court. Thus, commencement of most foreign proceedings results in a loss of ultimate control by Enron and its subsidiaries over the assets of the foreign affiliate. Where Enron no longer has control over such companies for the reasons described above, the companies are no longer direct or indirect Enron subsidiaries and are not subject to the Act. However, even if there are some companies over which Enron retains control, the Commissions' jurisdiction under section 11(f) of the Act, if any, extends only to those bankruptcy cases brought in United States courts. None of the foreign proceedings referenced herein relate to Portland General.

1108 of the Bankruptcy Code, the Debtors continue to operate their businesses and manage their properties as debtors in possession. Portland General, Enron's sole public utility subsidiary company, has not filed a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron companies that are operating companies have not filed bankruptcy petitions and continue to operate their businesses.

          The Debtors have been engaged, since the commencement of the chapter 11 cases, in the rehabilitation and disposition of their assets to satisfy the claims of creditors. The Debtors have been consolidating, selling businesses and assets, dissolving entities and simplifying their complex corporate structure. The Debtors are holding cash from prior sales pending distribution under the chapter 11 plan and are positioning other assets for sale or other disposition./5 In this process, hundreds of corporations have been or will be liquidated./6 The Debtors also have been involved in the settlement of numerous contracts related to wholesale and retail trading of various commodities. In some cases, cash resulting from these settlements also is being held pending distribution pursuant to the chapter 11 plan.

               1. The chapter 11 plan represents a compromise and settlement of significant issues.

          The Debtors have worked with the Official Committee of Unsecured Creditors appointed in the Debtors' chapter 11 cases (the "Creditors' Committee"), the Bankruptcy Court appointed examiner to review transactions related to Enron North America Corp. ("ENA") and to represent the creditors of ENA (the "ENA Examiner"),/7 and individual creditor groups to formulate a chapter 11 plan. On July 11, 2003, the Debtors filed a joint chapter 11 plan and a related disclosure statement, both of which were subsequently amended several times. A hearing to consider the adequacy of the information contained in the disclosure statement was held commencing on January 6, 2004. On January 9, 2004, the Bankruptcy Court issued two orders approving the Disclosure Statement, establishing voting procedures, and ordering the solicitation


---------------
5 The Debtors, non-Debtor affiliates and other related companies have completed a number of significant asset sales during the pendency of the chapter 11 cases resulting in gross consideration to the Debtors' bankruptcy estates, non-Debtor affiliates, and certain other related companies aggregating approximately $3.6 billion. In many instances, proceeds from these sales are segregated, or in escrow accounts, and the distribution of such proceeds will require either consent of the Creditors' Committee or an order of the Bankruptcy Court.

6 On the initial petition date, the Enron group totaled approximately 2,400 legal entities. Approximately 600 entities have been sold, merged or dissolved and approximately 1,800 legal entities remain. By the end of 2004, it is anticipated that all legal entities will be reduced to those necessary for Enron's operating businesses and the liquidation of assets.

7 The ENA Examiner was appointed, among other things, to serve as a plan facilitator for ENA and its subsidiaries. The ENA Examiner has performed this function by engaging in dialogue with the Debtors, representatives of the Creditors' Committee, and certain parties in interest that assert claims against ENA and its subsidiaries. The ENA Examiner has also performed his role as plan facilitator by filing reports regarding various plan-related issues, such as whether ENA's exclusive right to propose a plan for ENA should be preserved and whether a joint plan involving ENA and the remaining Debtors is appropriate and beneficial from the perspective of ENA's creditors.

of votes approving or rejecting the Plan./8 The Plan and related disclosure statement are attached as Exhibits I-1 and I-2 hereto./9

          Given the diverse creditor body and the myriad of complex issues posed by the chapter 11 cases, the Debtors, the ENA Examiner and the Creditors' Committee spent over a year engaged in analysis and negotiations regarding the terms of what eventually became the Plan and related matters. These discussions focused on a variety of issues, including but not limited to, (a) maximizing value to creditors, (b) resolving issues regarding substantive consolidation and other inter-estate and inter-creditor disputes, and (c) facilitating an orderly and efficient distribution of value to creditors. The Plan represents the culmination of these efforts and reflects agreements and compromises reached among the Debtors, the ENA Examiner and the Creditors' Committee with respect to such issues. The Creditors' Committee and the ENA Examiner fully support the Plan, including the compromises and settlements embodied therein, and the members of the Creditors' Committee have unanimously recommended that creditors vote to accept the Plan. Likewise, the ENA Examiner has included a letter in the solicitation materials accompanying the Plan endorsing the Plan and urging parties to support confirmation thereof.

          The Plan incorporates various inter-Debtor, Debtor-Creditor and inter-Creditor settlements and compromises designed to achieve a global resolution of these chapter 11 cases. Thus, the Plan is premised upon a settlement, rather than litigation, of these disputes. The Plan, however, does provide for a litigation trust or similar vehicle to pursue avoidance and other types of claims against numerous financial institutions and other entities that are creditors of the estates. The settlements and compromises embodied in the Plan represent, in effect, a linked series of concessions by Creditors of every individual Debtor in favor of each other. The agreements are interdependent.

          To reach the global compromise,/10 the Debtors and the Creditors' Committee considered, among other things, the most significant inter-estate disputes (including, without limitation, certain issues between Enron and ENA), the issue of substantive consolidation, and the cost and delay that would be occasioned by full-blown estate-wide litigation of such issues. In proposing the Plan, the Debtors have offered a non-litigation solution to Creditors. This solution, which the Debtors and the Creditors' Committee agree fairly reflects the risks of litigation, will reduce the duration of these chapter 11 cases and the expenses attendant to protracted disputes. While a litigated outcome of each of these issues might differ from the result produced by the Plan itself, the Debtors and the Creditors' Committee have stated that, if the issues resolved by the Plan were litigated to conclusion, these chapter 11 cases would be prolonged for, at a minimum, an additional year, and probably much longer./11 There are several components of the global compromise, including, but not limited to, (i) settlement of the issue of


---------------
8 See Disclosure Statement Orders, Exhibits J-1 and J-2.

9 The Plan, disclosure statement and other documents related to the chapter 11 cases are also available at www.enron.com. Unless defined in the text of this Application, all capitalized terms used herein follow the definitions specified in the Plan.

10 The description of the global compromise is qualified in its entirety by the full text of the Plan.

11 Professional fees incurred in these chapter 11 cases, even without such estate-wide litigation, have been approximately $330 million per year. Other costs of administering the estates and the opportunity cost incurred by creditors that cannot immediately redeploy their recovery from the bankruptcy in other productive ways also are consequences of any delay in resolving the chapter 11 cases.

substantive consolidation of the Debtors' estates, (ii) the use of a common currency (referred to as Plan Currency) to make distributions under the Plan,
(iii) the treatment of Intercompany Claims and resolution of other inter-estate issues, (iv) the resolution of certain asset ownership disputes between Enron and ENA, (v) the resolution of interstate issues regarding rights to certain claims and causes of action, (vi) the treatment of Allowed Guaranty Claims, and
(vii) a reduction in the administrative costs post-confirmation. Each of these components is discussed in detail in the Plan and disclosure statement.

               2.   Property to be Distributed Under the Plan

          The Plan is premised upon the distribution of all of the value of the Debtors' assets (through Creditor Cash, Plan Securities and, to the extent such trusts are created, interests in the Remaining Asset Trusts, Operating Trusts, Litigation Trust and the Special Litigation Trust) in accordance with the priority scheme contained in the Bankruptcy Code. It is anticipated that Creditor Cash will constitute approximately two-thirds of the Plan Currency./12 Excluding the potential value of interests in the Litigation Trust and Special Litigation Trust, the Debtors estimate that the value of total recoveries will be approximately $12 billion.

          In an effort to maximize the value to Creditors, since the Initial Petition Date, the Debtors have conducted extensive due diligence and sales efforts for substantially all of the Enron companies' core domestic and international assets, including, but not limited to, exploring the sale of the Enron companies' interests in Portland General, Transwestern, Citrus, Northern Plains, Elektro, Cuiaba, BBPL, Transredes, Sithe, EcoElectrica, Mariner, Compagnie Papiers and Trakya. Following an extensive marketing and auction process, the Enron companies received bids or other indications of interest on most of the businesses named above. These bids and other indications of interest have been considered and evaluated by the Enron companies, taking into consideration the potential long-term value and benefits of retaining certain groupings of assets and developing such assets for future value versus the potential for selling such interests in the near term based on the bids and indications of interest received. In those instances where an immediate sale maximized the value of the interest, the assets were sold or are the subject of pending sales. As examples, these include Sithe, EcoElectrica and CPS. Following consultation with the Creditors' Committee, in those instances where the long-term prospects are anticipated to ultimately derive greater value, the assets were retained and will be included either (a) in one of the Operating Entities (i.e., Prisma, CrossCountry and Portland General) with the stock or other equity of such Operating Entities to be distributed to Creditors pursuant to the Plan or (b) sold at a later date. The Debtors continue to explore all opportunities to maximize value to Creditors, including continuing to consider a sale of one or more of the Operating Entities.

          As discussed in greater detail in the Plan, when and to the extent that an interest in any of these businesses or related businesses is sold, then the resulting net sale proceeds held by a Debtor will be distributed to Creditors in the form of Creditor Cash. To the extent that Portland General, CrossCountry and Prisma have not been sold as of the Initial Distribution Date, then the value in these Operating Entities will be distributed to Creditors in the form of Plan Securities free and clear of all liens, claims, interests and encumbrances.


---------------
12 In the event that the Portland General sale transaction is consummated, such percentage shall increase.

          The Plan does not provide for Enron to survive in the long-term as an ongoing entity with any material operating businesses. Enron's role as a Reorganized Debtor will be to hold and sell assets and manage the litigation of the estates pending the final conclusion of the chapter 11 cases. While it is expected that it may take several years to conclude the extensive litigation in which the Debtors' estates are involved, the divestiture of the stock of the Operating Entities (including Portland General), through sale, divestiture directly to creditors, or through a liquidating trust will commence soon after the Plan is confirmed. Specifically, Section 32.1(c) of the Plan provides that, commencing on or as soon as practicable after the Effective Date, the stock of the Operating Entities shall be distributed to holders of specified claims upon
(a) allowance of General Unsecured Claims in an amount which would result in the distribution of 30% of the issued and outstanding shares of the Operating Entities' stock and (b) obtaining the requisite consents for the issuance of the Operating Entities' stock. While the Debtors hope that such 30% threshold is reached prior to December 31, 2004, due to the vagaries of litigation, there can be no assurance. In the event that it is not, the stock of the Operating Entities shall be placed in the Operating Trusts on or before December 31, 2004.

          D.   Key Elements of the Plan

               1.   The Sale or Distribution of Portland General

          Portland General, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in Oregon. Portland General also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States. On July 2, 1997, Portland General Corporation, the former parent of Portland General, merged with Enron, with Enron continuing in existence as the surviving corporation, and Portland General operating as a wholly owned subsidiary of Enron. Portland General is not a Debtor in the chapter 11 cases. Portland General is a reporting company under the Securities Exchange Act of 1934 and it files annual, quarterly and periodic reports with the Commission. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets. As of and for the nine months ended September 30, 2003, Portland General and its subsidiaries on a consolidated basis had operating revenues of $1,375 million, net income of $30 million, retained earnings of $517 million, and assets of $3,185 million. Portland General is extensively insulated from Enron as a result of conditions imposed at the time of the merger of Enron and Portland General Corporation and other provisions under Oregon law.

          In addition, in an effort to preserve Portland General's investment grade credit rating, a bankruptcy remote structure was created that requires the affirmative vote of an independent shareholder who holds a share of limited voting junior preferred stock of Portland General before Portland General can be placed into bankruptcy unilaterally by Enron, except in certain carefully prescribed circumstances in which the reason for the bankruptcy is to implement a transaction pursuant to which all of Portland General's debt will be paid or assumed without impairment./13

                    a.   Sale of Portland General

          Enron recently announced an agreement to sell the common stock of Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"), a newly-formed entity financially backed by investment funds managed by the Texas Pacific Group, a private equity firm. Texas Pacific Group has significant experience working in regulated industries including airlines, financial services and healthcare. Since its founding in 1993, Texas Pacific Group has invested in more than 50 companies, of which it continues to own more than 30. These companies have combined revenues of more than $32 billion and employ more than 225,000 employees./14

          The transaction is valued at approximately $2.35 billion, including the assumption of debt./15 The sale is subject to the receipt of Bankruptcy Court, OPUC and certain other regulatory authorizations and closing is currently anticipated to occur in the second half of 2004. The transaction is described in detail in Exhibits B-1 and B-2. On December 5, 2003, the Bankruptcy Court issued a bidding procedures order specifying January 28, 2004 as the last date on which competing prospective buyers may submit bids to acquire Portland General./16 Under the purchase agreement, Enron is permitted to accept a bid that represents a "higher or better" offer for Portland General. No qualifying bid was received prior to the January 28, 2004 deadline.

                    b.   Distribution of Portland General Shares

          If Portland General has not been sold, is no longer the subject of the purchase agreement described above and is not the subject of another purchase agreement, then, Enron will cause Portland General to distribute Portland General's shares to creditors and equity holders pursuant to the Plan.17 In preparation for the distribution of Portland General under the Plan, upon receipt of all appropriate regulatory approvals, Enron may transfer its ownership interest in Portland General to PGE Trust, a to-be-formed entity. If formed, PGE Trust would


---------------
13 The Services and Indemnity Agreement among GSS Holdings II, Inc. Global Securitization Services, LLC and Portland General Electric Company, dated September 30, 2002, the share certificate, and the OPUC orders approving the issuance of the share, are annexed hereto as Exhibit S-1 and S-2.

14 Enron Corp. Press Release dated November 18, 2003.

15 Pursuant to the Purchase and Sale Agreement, annexed hereto as Exhibit B-2, the purchase price for the common stock of Portland General shall be a cash amount equal to (a) $1,250,000,000, subject to a purchase price adjustment based on the difference between Portland General's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (Portland General's shareholders' equity and retained earnings at December 31, 2002), plus
(b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for certain pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of Enron under the agreement.

16 Docket No. 14665, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), Dec. 5, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

17 Section 32.1(c) of the Plan provides that, commencing on or as soon as practicable after the Effective Date, the Portland General common stock shall be distributed to holders of specified claims upon (a) allowance of General Unsecured Claims in an amount which would result in the distribution of 30% of the issued and outstanding shares of Portland General common stock and (b) obtaining the requisite consents for the issuance of the Portland General common stock.

hold Enron's interest in Portland General as a liquidating vehicle, for the purpose of distributing, directly or indirectly, the shares of Portland General (or the proceeds of a sale of Portland General) to the Debtor's creditors and equity holders as required by the Plan. It is possible that PGE Trust also would hold Enron's interest in Portland General for the purposes of consummating the sale of Portland General to Oregon Electric.

          Specifically, the Plan provides that the Debtors and the Creditors' Committee would jointly determine whether the Portland General common stock should be distributed to creditors directly by Enron or through an Entity/18 (the PGE Trust/19) to be created on or subsequent to the Confirmation Date to hold the Portland General common stock./20 If formed, the PGE Trust, will be managed under an agreement, the PGE Trust Agreement, which must be in form and substance satisfactory to the Creditors' Committee.

          The PGE Trust Agreement will provide for the management of the PGE Trust by the PGE Trustee who shall manage, administer, operate and liquidate the assets contained in the PGE Trust and distribute the proceeds thereof or the Portland General common stock./21 As currently contemplated, the PGE Trustee would be Stephen Forbes Cooper, LLC (an entity headed by Stephen Forbes Cooper and more fully described below), or such other Entity appointed by the PGE Trust Board and approved by the Bankruptcy Court to administer the PGE Trust in accordance with the provisions of the PGE Trust Agreement and Article XXIV of the Plan./22 The PGE Trust Board would be selected by the Debtors, after consultation with the Creditors' Committee, and appointed by the Bankruptcy Court, or any replacements thereafter selected in accordance with the PGE Trust Agreement. If the PGE Trust is not formed, SFC, as Administrator, would oversee the management, administration and operation of Portland General (and the Debtors' other assets) until it is sold or the Portland General common stock is distributed to creditors under the Plan.

          The Plan describes the purpose of the PGE Trust and the trusts that may be established in connection with the distribution of Prisma and CrossCountry (collectively, the "Operating Trusts"). The Plan also describes the proposed management of the trusts./23 The Plan provides


---------------
18 Section 1.130 of the Plan provides that an "Entity" refers to a person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, joint stock company, joint venture, estate, trust, unincorporated organization, governmental unit, or any subdivision thereof, including, without limitation, the Office of the United States Trustee, or any other entity.

19 Plan Section 1.187.

20 Enron expects that the PGE Trust would be formed if, upon the Effective Date, sufficient General Unsecured Claims have not been allowed such that at least 30% of the Portland General common stock may be distributed.

21 Portland General currently has 42,758,877 shares of common stock, par value of $3.75 per share, all of which are held by Enron. Upon satisfaction of the conditions for the distribution of Portland General to the creditors under the Plan, the existing Portland General common stock held by Enron will be cancelled and new Portland General common stock will be issued. The shares of Portland General to be issued under the Plan will have no par value, of which 80,000,000 shares shall be authorized and of which 62,500,000 shares shall be issued under the Plan. The preferred stock of Portland General will remain outstanding.

22 Article XXIV of the Plan describes the establishment, purpose and operating parameters of the Operating Trusts, which include the PGE Trust, the Prisma Trust and the CrossCountry Trust.

23 The Operating Trusts would be established on behalf of the Debtors and the holders of allowed claims in certain specified classes. The Operating Trusts would be formed by the execution of the respective Operating Trust Agreements as soon as is practical after the receipt of all appropriate or required governmental, agency or other consents authorizing the transfer of the respective assets to the Operating Trusts. See Plan Section 24.1. With respect to the PGE Trust, the authorization of the Oregon Public Utility Commission ("OPUC") and the Federal Energy Regulatory Commission ("FERC") may be required prior to the contribution of the common stock of Portland General into the PGE Trust and the distribution of such stock to the creditors.

that the "Operating Trusts shall be established for the sole purpose of holding and liquidating the respective assets in the Prisma Trust, the CrossCountry Trust and the PGE Trust in accordance with Treasury Regulation Section 301.7701-4(d) and the terms and provisions of the Operating Trust
Agreements."/24 The referenced Treasury regulation provides:

               Certain organizations which are commonly known as liquidating trusts are treated as trusts for purposes of the Internal Revenue Code. An organization will be considered a liquidating trust if it is organized for the primary purpose of liquidating and distributing the assets transferred to it, and if its activities are all reasonably necessary to, and consistent with, the accomplishment of that purpose. A liquidating trust is treated as a trust for purposes of the Internal Revenue Code because it is formed with the objective of liquidating particular assets and not as an organization having as its purpose the carrying on of a profit-making business which normally would be conducted through business organizations classified as corporations or partnerships. However, if the liquidation is unreasonably prolonged or if the liquidation purpose becomes so obscured by business activities that the declared purpose of liquidation can be said to be lost or abandoned, the status of the organization will no longer be that of a liquidating trust.

For all federal income tax purposes, all parties (including the Debtors, the Operating Trustee, and the beneficiaries of the Operating Trusts) must treat the transfer of assets to the respective Operating Trusts as a transfer to the holders of certain allowed claims, followed by a transfer by such holders to the respective Operating Trusts. The beneficiaries of the Operating Trusts are treated as the grantors thereof. Consistent with this view, under the Operating Trust Agreements, on the Effective Date the Debtors will have no obligation to provide any funding with respect to any of the Operating Trusts.

          The rights of the Operating Trustees to invest assets transferred to the Operating Trusts, the proceeds thereof, or any income earned by the respective Operating Trusts, will be limited to the right and power to invest such assets (pending periodic distributions) in cash equivalents. The Operating Trustees must distribute at least annually to the holders of the respective Operating Trust Interests all net cash income plus all net cash proceeds from the liquidation of assets, but the Operating Trustees may retain amounts necessary to satisfy liabilities and to maintain the value of the assets of the Operating Trusts during liquidation and to pay reasonable administrative expenses. The Operating Trusts must terminate no later than the third anniversary of the Confirmation Date, provided, however, that the Bankruptcy Court may extend the term of the Operating Trusts for additional periods not to exceed three years in the aggregate if it is necessary to liquidate the assets of the Operating Trusts.


---------------
24 Plan Section 24.2.

          The IRS has stated that an organization created under chapter 11 of the Bankruptcy Code to be a liquidating trust will be characterized as a liquidating trust if it meets certain requirements. In particular, the IRS requires the trustee of a liquidating trust to commit to make continuing efforts to dispose of the trust assets, make timely distributions, and not unduly prolong the duration of the trust. These requirements are all incorporated into the Plan./25

               2. Formation of Prisma and CrossCountry and the Disposition of the Debtors' Other Assets, Generally

          In addition to the divestiture of Portland General, other key aspects of the Plan include the formation of holding companies, Prisma Energy International Inc. ("Prisma") and CrossCountry Energy Corp. ("CrossCountry")./26 Prisma is a Cayman Islands entity formed initially as a holding company pending the transfer of certain international energy infrastructure businesses that are indirectly owned by Enron and certain of its affiliates. CrossCountry is a Delaware corporation that would hold Enron's pipeline businesses, which provide natural gas transportation services through an extensive North American pipeline infrastructure. As part of the Plan, creditors would receive shares of Prisma and CrossCountry, interests in a trust or other entity formed to distribute these assets, or cash proceeds of the sale of Prisma or CrossCountry. The Plan also makes provision for the distribution of other assets of the Debtors' estate, including in excess of $6 billion in cash, the proceeds of the liquidation or divestiture of businesses that do not fit into Prisma and CrossCountry, and the value of certain claims that Enron is pursuing against various professional service firms and financial institutions such as commercial and investment banks. Additional detail with respect to Prisma and CrossCountry is provided below:

                    a.   Prisma

          Prisma, a Cayman Islands limited liability company, was organized on June 24, 2003 for the purpose of acquiring the Prisma Assets, which include equity interests in the identified businesses, intercompany loans to the businesses held by affiliates of Enron, and contractual rights held by affiliates of Enron. Enron and its affiliates will contribute the Prisma Assets to Prisma in exchange for shares of Prisma Common Stock commensurate with the value of the Prisma Assets contributed.

          The contribution of the Prisma Assets is expected to be effected pursuant to the Prisma Contribution and Separation Agreement to be entered into among Prisma and Enron and several of its affiliates. It is anticipated that the Prisma Contribution and Separation Agreement, which is currently being negotiated, will be submitted for Bankruptcy Court approval either as part of the Plan Supplement or by a separate motion.

          Prisma and Enron and its affiliates also expect to enter into certain ancillary agreements, which may include a new Transition Services Agreement, a tax allocation agreement ("Prisma Tax Allocation Agreement") and a Cross License Agreement. The employees of Enron


---------------
25 See generally, Plan Article XXIV. See also, Rev. Proc. 94-45, 1994-2 CB 684, amplifying and modifying Rev. Proc. 82-58, 1982-2 CB 847, and Rev. Proc. 91-15, 1991-1 CB 484.

26 Of the approximately 1,800 entities in the Enron group of currently, approximately 82 entities would become part of Prisma and 15 would be contributed to CrossCountry. The remaining entities would be sold or liquidated in accordance with the Plan.

and its affiliates who have been supervising and managing the Prisma Assets since December 2001, became employees of a subsidiary of Prisma effective on or about July 31, 2003. In connection therewith, as approved by the Bankruptcy Court,/27 Enron and its affiliates entered into four separate Transition Services Agreements pursuant to which such employees will continue to supervise and manage the Prisma Assets and other international assets and interests owned or operated by Enron and its affiliates. The ancillary agreements, together with the Prisma Contribution and Separation Agreement, will govern the relationship between Prisma and Enron and its affiliates subsequent to the contribution of the Prisma Assets, provide for the performance of certain interim services, and define other rights and obligations until the distribution of shares of capital stock of Prisma pursuant to the Plan or the sale of the stock to a third party. In addition, the Prisma Contribution and Separation Agreement or the ancillary agreements are expected to set forth certain shareholder protection provisions with respect to Prisma and may contain indemnification obligations of the Prisma Enron Parties.

          No operating businesses or assets have been transferred to Prisma at this time; however, subject to obtaining requisite consents, the Debtors intend to transfer the businesses described above to Prisma either in connection with the Plan or at such earlier date as may be determined by Enron and approved by the Bankruptcy Court.

          Prisma will be engaged in the generation and distribution of electricity, the transportation and distribution of natural gas and liquefied petroleum gas, and the processing of natural gas liquids. If all businesses are transferred to Prisma as contemplated, Prisma will own interests in businesses whose assets will:

          o Include over 9,600 miles of natural gas transmission and distribution pipelines;

          o Include over 56,000 miles of electric transmission and distribution lines;

          o    Include over 2,100 MW of electric generating capacity;

          o    Serve 6.5 million LPG, gas, and electricity customers;

          o    Be located in 14 countries; and

          o    Employ over 7,900 people.

          It is contemplated that the operating businesses contributed to Prisma would be engaged in the businesses described above and businesses related or incidental thereto. Applicants do not expect that any significant non-energy related business would be made a part of Prisma.

          Prisma will be an energy infrastructure company providing energy generation, transportation, processing, and distribution services. By concentrating on its core competencies of owning and operating energy infrastructure assets in diverse international locations, Prisma


---------------
27 Docket No. 11915, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), July 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 13710, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Oct. 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

intends to focus on being a low-cost, efficient operator in the markets it serves. Prisma's anticipated objective is to generate stable cash flow, earnings per share, and dividends, and to grow each of these through growth projected within the existing portfolio of businesses. The corporate affairs of Prisma will be governed by its memorandum and articles of association, amended and restated versions of which will accompany the Prisma Contribution and Separation Agreement, and by the laws of the Cayman Islands.

          In addition to Bankruptcy Court approval, the transfer of the businesses described above to Prisma will require the consent of other parties, including, but not limited to, governmental authorities in various jurisdictions. If any such consents are not obtained, then at the discretion of Enron, with the consent of the Creditors' Committee, as contemplated in the Plan, one or more of these businesses may not be transferred to Prisma, but instead will remain directly or indirectly with Enron.

          Applicants intend that Prisma will certify as a foreign utility company ("FUCO") under Section 33 under the Act prior to the transfer of the businesses described above to Prisma. The transfer of such businesses to Prisma in exchange for interests in Prisma would generally be exempt under Section 33(c)(1) of the Act. Nevertheless, certain indemnification agreements between Enron group/28 companies in connection with the contribution of the Prisma Assets would constitute the extension of credit among associate companies and would require Commission authorization under Section 12(b) of the Act and Rule 45(a) thereunder. In addition, the Prisma Tax Allocation Agreement to be entered into among Prisma, Enron and certain Enron affiliates, is expected to require Prisma to be obligated to make dividend distributions to its shareholders in certain minimum amounts (to the extent of available cash) so long as Enron or any affiliate or the Disputed Claims reserve is required to include amounts in income for federal income tax purposes in respect of the ownership of Prisma shares. In the Omnibus Application, Applicants requested authorization to enter into indemnification agreements and the Tax Allocation Agreement in connection with the formation of Prisma as authorized by the Bankruptcy Court and as described above. In addition, Prisma will seek to avail itself of any other authorizations granted to Enron's subsidiaries in connection with the Omnibus Application such as authorizations relating to dividends and reorganizations.

                    b.   CrossCountry

          CrossCountry was incorporated in the State of Delaware on May 22, 2003. On June 24, 2003, CrossCountry and the CrossCountry Enron Parties entered into the original CrossCountry Contribution and Separation Agreement providing for the contribution of Enron's direct and indirect interests in its interstate pipelines and other related assets to CrossCountry. On September 25, 2003, the Bankruptcy Court issued an order approving the transfer of the pipeline interests and the related assets from the CrossCountry Enron Parties to CrossCountry and other related transactions, pursuant to the original CrossCountry Contribution and Separation Agreement. That order contemplates that the parties may make certain modifications to the original Contribution and Separation Agreement. The parties are negotiating an Amended and Restated Contribution and Separation Agreement that incorporates certain changes to the original Contribution and Separation Agreement including the substitution of CrossCountry Energy LLC


---------------
28 "Enron group" includes all of Enron's subsidiaries, whether or not they are Debtors.

("CrossCountry LLC") in place of CrossCountry as the holding company owning the pipeline interests./29

          Pursuant to the Amended and Restated Contribution and Separation Agreement, Enron and certain of its affiliates would contribute their ownership interests in certain gas transmission pipeline businesses and certain non-utility service companies to CrossCountry LLC in exchange for equity interests in CrossCountry LLC. The closing of the transactions contemplated by the Amended and Restated Contribution and Separation Agreement is expected to occur as soon as possible. It is anticipated that, following confirmation of the Plan and prior to the CrossCountry Distribution Date, the equity interests in CrossCountry LLC will be exchanged for equity interests in CrossCountry Distributing Company in the CrossCountry Transaction. As a result of the CrossCountry Transaction, CrossCountry Distributing Company will obtain direct or indirect ownership in the Pipeline Businesses and certain services companies described below. CrossCountry LLC's principal assets will, upon closing of the formation transactions, consist of the following:

               o A 100% indirect ownership interest in Transwestern Holdings Company, Inc. ("Transwestern"), which, through its subsidiary Transwestern Pipeline Company, owns an approximately 2,600-mile interstate natural gas pipeline system that transports natural gas from western Texas, Oklahoma, eastern New Mexico, the San Juan basin in northwestern New Mexico and southern Colorado to California, Arizona, and Texas markets. Transwestern's net income for the year ended December 31, 2002 was $20.7 million.
               o A 50% ownership interest in Citrus Corp. ("Citrus"), a holding company that owns, among other businesses, Florida Gas Transmission Company ("FGT"), a company with an approximately 5,000-mile natural gas pipeline system that extends from South Texas to South Florida. An affiliate of CrossCountry operates Citrus and certain of its subsidiaries. Citrus's net income for the year ended December 31, 2002 was $96.6 million, 50% of which, or $48.3 million, comprised Enron's equity earnings. CrossCountry LLC is expected to hold its interest in Citrus through its wholly owned subsidiary, CrossCountry Citrus Corp.
               o    A 100% interest in Northern Plains Natural Gas Company
                    ("Northern Plains"), which directly or through its
                    subsidiaries holds 1.65% out of an aggregate 2% general-partner interest and a 1.06% limited-partner interest in Northern Border Partners, L.P. ("Northern Border") a publicly traded limited partnership (NYSE: NBP), that is a leading transporter of natural gas imported from Canada to the Midwestern United States. Pursuant to operating agreements, Northern Plains operates Northern Border's interstate pipeline systems, including Northern Border Pipeline, Midwestern, and Viking. Northern Border also has (i) extensive gas gathering operations in the Powder River Basin in Wyoming, (ii) natural gas gathering, processing and fractionation operations in the Williston Basin in Montana and North


---------------
29 Docket No. 13381, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), Oct. 8, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 14560, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Dec. 1, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

                    Dakota, and the western Canadian sedimentary basin in Alberta, Canada, and (iii) ownership of the only coal slurry pipeline in operation in the United States. Northern Border's net income for the year ended December 31, 2002 was $113.7 million, of which $9.1 million comprised Enron's equity earnings.

          These companies have a history of expanding their pipeline systems to meet growth in market demand and to increase customers' access to additional natural gas supplies. These expansions not only provide the individual interstate pipeline businesses with additional net income and cash flow, but also are important factors in maintaining and enhancing their market positions. Historically, the interstate pipeline businesses have undertaken expansions when they are backed by long-term firm contract commitments. In addition, the pipelines have historically made acquisitions to meet market growth and gain access to gas supplies.

          It is expected that the contribution of the interests in the gas pipeline businesses to CrossCountry LLC under the Amended and Restated Contribution and Separation Agreement, in exchange for equity interests in CrossCountry LLC, would be exempt capital contributions under Rule 45(b)(4) under the Act. Agreements among companies in the Enron group to indemnify other Enron group companies in connection with the contribution of these businesses and the financing of the CrossCountry entities would, however, constitute extensions of credit among associate companies under Section 12(b) of the Act and Rule 45(a) thereunder. Intercompany indemnifications are necessary to implement the goal of having all of the pipeline related assets and liabilities at CrossCountry and all of the non-pipeline related assets and liabilities in other entities.

          In addition, the Amended and Restated Contribution and Separation Agreement contemplates that a tax allocation agreement ("CrossCountry Tax Allocation Agreement") would be entered into among CrossCountry and its subsidiaries and Enron. The CrossCountry Tax Allocation Agreement would comply with the requirements of Rule 45(c) under the Act in all material respects, except that it would permit Enron to receive payment from the subsidiaries filing jointly with Enron for the value of any net operating losses of other tax attributes that resulted in a reduction in the consolidated tax, ratably with any other Enron subsidiary also contributing such tax benefits to the consolidated tax group. In the Omnibus Application, Applicants request authorization to enter into the CrossCountry transaction consistent with the authorization granted by the Bankruptcy Court and with the terms and conditions of the Amended and Restated Contribution and Separation Agreement, including, but not limited to, the indemnification agreements, the Tax Allocation Agreement, and related financing transactions in connection with the formation of CrossCountry as authorized by the Bankruptcy Court and as described above.

                    c.   Other Assets and Claims

          Pursuant to the Plan, any Remaining Assets not converted to Cash as of the Effective Date will continue to be liquidated for distribution to holders of Allowed Claims in the form of Creditor Cash. In the event that the Debtors and the Creditors' Committee jointly determine to create the Remaining Asset Trusts on or prior to the date on which the Litigation Trust is created, interests in the Remaining Asset Trusts will be deemed to be allocated to holders of Allowed

Claims at the then estimated value of Remaining Assets. The allocation of Remaining Asset Trust Interests will form part of the Plan Currency in lieu of Creditor Cash and Creditors holding Allowed Claims will receive distributions on account of such interests in Cash as and when Remaining Assets are realized upon.

          The Plan provides for holders of Allowed Unsecured Claims against Enron (which includes Allowed Guaranty Claims and Allowed Intercompany Claims) to share the proceeds, if any, from numerous potential causes of action. To the extent that the Litigation Trust and Special Litigation Trust are implemented, these causes of action shall be deemed transferred to Creditors on account of their Allowed Claims, and then be deemed to have contributed such causes of actions to either the Litigation Trust or the Special Litigation Trust in exchange for beneficial interests in such trusts. The Debtors shall include, in the Plan Supplement, a listing of the claims and causes of action, comprising Litigation Trust Claims and Special Litigation Trust Claims, and which may be transferred to and prosecuted by the Litigation Trust and the Special Litigation Trust.

          Upon the Effective Date, holders of Allowed Enron Preferred Equity Interests and Allowed Enron Common Equity Interests will receive in exchange for such interests Preferred Equity Trust Interests and Common Equity Trust Interests, respectively. The Preferred Equity Trust and Common Equity Trust will hold the Exchanged Enron Preferred Stock and Exchanged Enron Common Stock, respectively. Holders of the Preferred Equity Trust Interests and Common Equity Trust Interests will have the contingent right to receive cash distributions in the very unlikely event that the value of the Debtors' assets exceeds the Allowed Claims, but in no event will the Exchanged Enron Preferred Stock and Exchanged Enron Common Stock be distributed to such holders. The Preferred Equity Trust Interests and Common Equity Trust Interests will be uncertificated and non-transferable, except through the laws of descent or distribution.

          E.   Treatment of Claims

          The Plan generally classifies the creditors of, and other investors in, the Applicants into several classes. The treatment of each class of creditors is described in detail in the Plan and in the Disclosure Statement. The list below illustrates the descending order of priority of the distributions to be made under the Plan. In accordance with the Bankruptcy Code, distributions are made based on this order of priority such that, absent consent, holders of Allowed Claims or Equity Interests in a given Class must be paid in full before a distribution is made to a more junior Class. Notably, Applicants continue to believe that existing Enron common stock and preferred stock has no value. However, the Plan provides Enron stockholders with a contingent right to receive a recovery in the event that the total amount of Enron's assets, including recoveries in association with litigation and the subordination, waiver or disallowance of Claims in connection therewith, exceeds the total amount of Allowed Claims against Enron. No distributions will be made to holders of equity interests unless and until all unsecured claims are fully satisfied.

          o    Secured Claims

          o    Priority Claims

          o    Unsecured and Convenience Claims

          o    Section 510 Senior Note Claims and Enron Subordinated Debenture
               Claims

          o    Penalty Claims and other Subordinated Claims

          o    Section 510 Enron Preferred Equity Interest Claims

          o    Enron Preferred Equity Interests

          o Section 510 Enron Common Equity Interests and Enron Common Equity Interests

          In addition to the distributions on pre-petition Claims described above, the Plan provides for payment of Allowed Administrative Expense Claims in full. The Plan further provides that Administrative Expense Claims may be fixed either before or after the Effective Date.

          F.   The Creditor Solicitation and Confirmation of the Plan

          In accordance with the Disclosure Statement Orders, on or before February 3, 2004, the Debtors mailed approximately 37,000 solicitation packages to creditors holding claims entitled to vote on the Plan./30 Each solicitation package includes a notice of the confirmation hearing, voting instructions, a ballot, letters of support from the Creditors' Committee and the ENA Examiner, and a CD-ROM containing the Disclosure Statement (including the Plan as an exhibit thereto). Additional solicitation packages may be mailed if disputed claims are temporarily allowed for voting purposes. Moreover, the Debtors have entered into stipulations with the applicable fiduciary (typically an indenture trustee, trustee or agent bank) on ten of the prepetition financing transactions and related transactions regarding solicitation procedures on disputed claims asserted by such fiduciaries. If these stipulations are approved, then additional solicitation packages may be mailed to each fiduciary's constituency./31 For all parties, the deadline for submission of ballots and objections to confirmation is March 24, 2004, provided, however, that, in those instances where there are multiple tiers to the balloting process, the underlying beneficial holders may be required to submit their ballots in advance to allow sufficient time for tabulation and submission of a master ballot.

          In addition to the mailing of solicitation packages, on or before February 3, 2004, the Debtors mailed notices of nonvoting status and notice of the confirmation hearing to approximately 4,500 unimpaired creditors, 65,000 parties to executory contracts that have neither been assumed nor rejected at this time, 6,000 impaired creditors, and 397,000 preferred, common


---------------
30 In many instances, the Solicitation Packages included multiple Ballots. In the aggregate, approximately 63,000 Ballots were mailed. It should be noted that this number does not include Solicitation Packages or Ballots for disputed claims.

31 While the Debtors reserve their right to oppose temporary allowance of any and all of the disputed claims, if all such claims were temporarily allowed for voting purposes and the pending fiduciary stipulations are approved, then the Debtors estimate that they would mail an additional 5,000 - 10,000 Ballots and Solicitation Packages.

and other equity holders. March 24, 2004 is also the deadline for these parties to object to confirmation.

          Over and above these mailings, the Plan, Disclosure Statement and the Disclosure Orders are available, free of charge, by accessing enron.com/corp/por. This website also includes thousands of pages of documents referred to in or related to the Disclosure Statement (including, but not limited to, each of the reports of the Enron Examiner and various SEC filings made by Enron, Portland General and Northern Border Partners). Moreover, within one Business Day following the March 9, 2004 filing of the Plan Supplement, the Plan Supplement will be made available via this website. The Commission's report on the Plan would also be made available with the Plan Supplement. For those parties in interest for whom using a CD-ROM or accessing the internet poses a hardship, paper copies of the Disclosure Statement and Plan will be made available.

          The Bankruptcy Court has scheduled the Confirmation Hearing to commence on April 20, 2004. The Plan may be confirmed by the Bankruptcy Court, even if creditors vote to reject the Plan, if the court finds that the Plan treats creditors fairly. As noted in the letter of the ENA Examiner, a copy of which is annexed hereto as Exhibit T, the ENA Examiner has determined that the Plan is fair and equitable. To confirm the Plan, the Bankruptcy Court must find that (1) the Plan is feasible, (2) it is proposed in good faith, and (3) the Plan and the proponent of the plan are in compliance with the Bankruptcy Code.

          Following confirmation of the Plan by the Bankruptcy Court, the Plan will become effective upon the satisfaction of certain conditions. Section 1.94 of the Plan specifies that the Effective Date will occur on the first business day after the Plan is confirmed after which the conditions to the effectiveness of the Plan have been satisfied or waived, but in no event earlier than December 31, 2004./32 The conditions to the effectiveness of the Plan, set forth in
Section 37.1, are: (i) entry of the Bankruptcy Court confirmation order; (ii) the execution of documents and other actions necessary to implement the Plan;
(iii) the receipt of consents necessary to transfer assets to and establish Prisma and CrossCountry (described further below), and (iv) the receipt of consents necessary to issue the Portland General common stock under the Plan./33

          Implementing the Plan will involve the Debtors making distributions to creditors required by the Plan, reporting on the status of Plan consummation, and applying for a final decree that closes the cases after they have been fully administered, including, without limitation, reconciliation of claims. As such, administration of the estates in conjunction with the Bankruptcy Court will continue post confirmation, in the manner described above, including the resolution of over five hundred adversary proceedings.


---------------
32 Under Section 1.94, the Debtors and the Creditors' Committee, in their joint and absolute discretion, could designate another Effective Date that falls after the Confirmation Date.

33 The Debtors, if jointly determined after consultation with the Creditors' Committee, may, after obtaining the requisite approvals, (a) form one (1) or more holding companies to hold the common stock of the Entities to be created under the Plan and issue the common equity interest therein in lieu of the common stock to be issued under the Plan and (b) form one (1) or more limited liability companies or corporations in lieu of the entities to be created hereunder and issue the membership interests therein in lieu of the common stock to be issued under the Plan; provided, however, that no such structures shall materially adversely affect the substance of the economic and governance provisions contained in the Plan.

          G.   Administration of the Estates

               1.   Post-Confirmation Administration

          As part of the global compromise under the Plan, the governance and oversight of these chapter 11 cases will be streamlined. On the Effective Date, a five-member board of directors of Reorganized ENE will be appointed, with four of the directors to be designated by the Debtors after consultation with the Creditors' Committee and one of the directors to be designated by the Debtors after consultation with the ENA Examiner. Section 1129(a)(5) of the Bankruptcy Code requires that, to confirm a chapter 11 plan, the plan proponent disclose the identity and affiliations of the proposed officers and directors of the reorganized debtors; that the appointment or continuance of such officers and directors be consistent with the interests of creditors and equity security holders and with public policy; and that there be disclosure of the identity and compensation of any insiders to be retained or employed by the reorganized debtors. 11 U.S.C. ss. 1129(a)(5). The Debtors intend to file such information in the Plan Supplement no later than fifteen (15) days prior to the Ballot Date./34 The terms and manner of selection of the directors of each of the other Reorganized Debtors will be as provided in the Reorganized Debtors Certificate of Incorporation and the Reorganized Debtors By-laws, as the same may be amended.

          The ENA Examiner will (i) cease his routine reporting duties, unless otherwise directed by the Bankruptcy Court, and (ii) retain his status (other than his limited investigatory role) pursuant to orders of the Bankruptcy Court entered as of the date of the Disclosure Statement Order. Pending the Effective Date of the Plan, the ENA Examiner will continue his current oversight and advisory roles as set forth in prior orders of the Bankruptcy Court, subject to the right of the Debtors, in their sole discretion, to streamline existing internal processes, including cash management and other transaction review committees.

          Notwithstanding that the Debtors may streamline their internal processes, the information typically provided to the ENA Examiner will continue to be provided so as to ensure the ENA Examiner can fulfill his oversight functions. The Creditors' Committee will be dissolved on the Effective Date, except as provided below.

               2.   Post-Effective Date Administration

          Upon appointment of the new board of Reorganized ENE, from and after the Effective Date, the Creditors' Committee will continue to exist only for limited purposes relating to the ongoing prosecution of estate litigation. Specifically, the Creditors' Committee will continue to exist only (a) to continue prosecuting claims or causes of action previously commenced by it on behalf of the Debtors' estates, (b) to complete other litigation, if any, to which the Creditors' Committee is a party as of the Effective Date (unless, in the case of (a) or (b), the Creditors' Committee's role in such litigation is assigned to another representative of the Debtors' estates,


---------------
34 In the event that, during the period from the Confirmation Hearing up to and including the Effective Date, circumstances require the substitution of one (1) or more persons selected to serve on the board of directors of Reorganized Enron, the Debtors will file a notice thereof with the Bankruptcy Court and, for purposes of section 1129 of the Bankruptcy Code, any such replacement person will be deemed to have been selected and disclosed prior to the Confirmation Hearing.

including the Reorganized Debtors, the Litigation Trust or the Special Litigation Trust) and (c) to participate, with the Creditors' Committee's professionals and the Reorganized Debtors and their professionals, on the joint task force created with respect to the prosecution of the Litigation Trust Claims pursuant to the terms and conditions and to the full extent agreed between the Creditors' Committee and the Debtors as of the date of the Disclosure Statement Order. Thus, virtually all of the decisions that will need to be made with respect to, among other things, (i) the disposition of the Debtors' Remaining Assets, (ii) the reconciliation of Claims and (iii) the prosecution or settlement of numerous claims and causes of action (other than specific litigation involving the Creditors' Committee, as set forth above), will be made by Reorganized Enron through its agents, and the board of Reorganized Enron appointed after consultation with the Creditors' Committee and the ENA Examiner will oversee such administration. Applicants believe that the foregoing post-Effective Date administration is consistent with the goals of reducing the expenses in the chapter 11 cases and will thereby maximize recoveries to creditors entitled to distributions under the Plan.

          The Plan does provide, however, that the ENA Examiner may have a continuing role during the post-Effective Date period. Within 20 days after the Confirmation Date, the ENA Examiner or any creditor of ENA or its subsidiaries will be entitled to file a motion requesting that the Bankruptcy Court define the duties of the ENA Examiner for the period following the Effective Date. If no such pleading is timely filed, the ENA Examiner's role will conclude on the Effective Date. The Plan's flexibility in this regard is not intended nor will it be deemed to create a presumption that the role or duties of the ENA Examiner should or should not be continued after the Effective Date; provided, however, that in no event will the ENA Examiner's scope be expanded beyond the scope approved by orders entered as of the date of Disclosure Statement Order. In the event that the Bankruptcy Court enters an order defining the post-Effective Date duties of the ENA Examiner, notwithstanding the narrower scope of the Creditors' Committee envisioned by the Plan, the Creditors' Committee will continue to exist following the Effective Date to exercise all of its statutory rights, powers and authority until the date the ENA Examiner's rights, powers and duties are fully terminated pursuant to a Final Order. The Debtors and the Creditors' Committee intend to object to the continuation of the ENA Examiner during the post-Effective Date period.

          The Plan also provides for the appointment of a Reorganized Debtor Plan Administrator ("Administrator") on the Effective Date for the purpose of carrying out the provisions of the Plan. Pursuant to Section 1.226 of the Plan, the Administrator would be Stephen Forbes Cooper, LLC, an entity headed by Stephen Forbes Cooper, Enron's Acting President, Acting Chief Executive Officer, and Chief Restructuring Officer./35 In accordance


---------------
35 Mr. Cooper assumed this role at Enron on January 29, 2002, after Enron filed for bankruptcy under chapter 11. Mr. Cooper is also the chairman of Kroll Zolfo Cooper, LLC ("KZC"), and leads its Corporate Advisory and Restructuring Group. KZC is a consulting company that provides services in corporate recovery and crisis management, forensic accounting, and valuation. Mr. Cooper has over 30 years experience as a financial advisor and in leading companies through operational and financial reorganizations. He has represented both creditors and companies in distressed situations. In his capacity as Enron's CEO, Mr. Cooper has worked with the Enron board, the Creditors' Committee, and other stakeholders in the bankruptcy process to sell non-core businesses, rehabilitate assets, prosecute the Debtors' claims against banks and professional advisors, and to assist employees in either retaining their employment with Enron's ongoing businesses or to find new positions outside the Enron group. As such, Mr. Cooper is currently leading Enron and the other Debtors out of their current financial difficulties. Mr. Cooper works under the supervision of Enron's board of directors comprised of four individuals with extensive business and energy industry experience. The Enron board is wholly independent and each has the support of the Creditors' Committee.

with Section 36.2 of the Plan, the Administrator shall be responsible for implementing the distribution of the assets in the Debtors' estates to the Debtors' creditors, including, without limitation, the divestiture of Portland General common stock or the sale of that stock followed by the distribution of the proceeds to the Debtors' creditors. In addition, pursuant to the Plan, as of the Effective Date, the Reorganized Debtors will assist the Administrator in performing the following activities: (a) holding the Operating Entities, including Portland General, for the benefit of Creditors and providing certain transition services to such entities, (b) liquidating the Remaining Assets, (c) making distributions to Creditors pursuant to the terms of the Plan, (d) prosecuting Claim objections and litigation, (e) winding up the Debtors' business affairs, and (f) otherwise implementing and effectuating the terms and provisions of the Plan.

          Finally, in connection with the prosecution of litigation claims against financial institutions, law firms, accounting firms and similar defendants, a joint task force comprised of the Debtors, Creditors' Committee representatives and certain of their professionals was formed in order to maximize coordination and cooperation between the Debtors and the Creditors' Committee in this regard. Each member of the joint task force is entitled to, among other things, notice of, and participation in, meetings, negotiations, mediations, or other dispute resolution activities with regard to such litigation. Following the Effective Date, the Creditors' Committee representatives, together with the Creditors' Committee's professionals, may continue to participate in the joint task force.

          H.   Overall Fairness of the Plan

          The Debtors and the Creditors' Committee firmly believe that the global compromise embodied in the Plan is fair to each of the Debtors and their respective creditors and falls within the range of reasonableness required for approval by the Bankruptcy Court. The ENA Examiner has also agreed that the global compromise is within the range of reasonableness as to the creditors of ENA and its subsidiaries. The ENA Examiner has recommended that the ENA creditors vote in favor of the Plan. The ENA Examiner has stated that the settlement contained in the Plan is reasonable and that the treatment of the creditors of ENA and its subsidiaries therein is fair and reasonable. Accordingly, the ENA Examiner endorses a vote by such creditors in favor of the Plan and supports its confirmation.

          Although the Debtors and the Creditors' Committee believe the global compromise can be approved solely on the basis that the settlements contained therein fall within the range of reasonable outcomes, the benefits obtained from avoiding estate-wide litigation by creditors with conflicting interests cannot be overemphasized. Indeed, if a compromise had not been reached, the cost, delay, and uncertainty attendant to litigating the complex inter-estate issues resolved by the Plan would have resulted in substantially lower recoveries for most, if not all, creditors.

          With respect to the common Plan Currency concept for all creditors, this feature of the global compromise promotes efficiency without being unfair or inequitable. Concerns have previously been raised by certain creditors of ENA that the filing of a joint plan involving ENA and the other Debtors would be unfair because ENA has been in liquidation since shortly after the Initial Petition Date and should not be unnecessarily entangled with the estates of the other Debtors, including Enron. The ENA creditors would not be materially disadvantaged by the common Plan Currency feature because, irrespective of any global compromise, there is inescapable entanglement between the estates of ENA and Enron because ENA is the single largest creditor of Enron and its intercompany claim against Enron is ENA's single largest asset. Thus, distributions to ENA creditors necessarily depend in large part on what ENA recovers on its Intercompany Claim against Enron. Similarly, Enron's intercompany claims against EPMI and numerous other Debtors would result in assets of such other Debtors being transferred to Enron for further distribution to Enron's creditors, including ENA. Thus, while it is an integral feature of the global compromise, the common Plan Currency feature of the Plan is also justifiable for many of the Debtors because of the way in which value is transferred through intercompany claims. In any event, based on the Debtors' current estimates of asset values and Allowed Claims, Plan Currency is expected to be approximately two-thirds in the form of Creditor Cash and approximately one-third in the form of Plan Securities.

          As noted above, the Plan is constructed in conformity with the provisions of section 1129 of the Bankruptcy Code. As such, it adheres to the dictates of the "absolute priority" provisions of the Bankruptcy Code and applicable law. Notwithstanding that current valuations of the Debtors' assets do not indicate that a distribution will be made to the Debtors' preferred and common interest holders, the Plan does provide that, if (a) asset sales yield proceeds greater than currently projected and (b) recoveries associated with the resolution of litigation, including, without limitation, the subordination, waiver or disallowance of claims as a result of the Litigation Trust Claims and the Special Litigation Claims are at a level so that Creditors shall have received distributions which, in the aggregate, are equal to one hundred percent (100%) of their Claims, the Plan shall be modified to provide for distributions to preferred and common interest holders. Additionally, the Plan does not affect in any manner the recoveries that public bondholders and equity interest holders may receive as a result of pending class actions or other third party actions or with respect to the funds that have been recovered by the Commission for the benefit of such entities and individuals. See, Plan, Section 42.4.

Item 2.   Fees, Commission and Expenses

          The fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the filing of this Application are not expected to exceed $__________.

          In addition, the Applicants have incurred and will incur fees and expenses related to the ongoing bankruptcy proceedings and expenses related to the consummation of the transactions contemplated in the Plan. Pursuant to Rule 63, such fees are not subject to the approval of the Commission.

Item 3.   Applicable statutory provisions and legal analysis

          Sections 11 (f) and 11(g) of the Act and Rules 60, 62-64 are considered applicable to the proposed transactions. Specifically, Applicants seek the Commission's approval of the Plan pursuant to Section 11(f) of the Act and that the Commission issue a report on the Plan under

Section 11(g) of the Act and Rule 62 thereunder to accompany the Disclosure Statement, together with the Commission's report approving the Plan and the disclosure statement.

          Applicants also request that any report issued by the Commission concerning the Plan under Section 11(g) determine that the Plan does not contravene the provisions of the Act or the regulations issued thereunder.
Section 11(f) of the Act does not provide a specific standard for the Commission to use in analyzing a chapter 11 plan. Instead, in approving such a plan, the Commission must conclude that the plan meets any applicable requirements of the Act. A number of statutory provisions would be applicable to the various transactions contemplated under the Plan. However, the Commission has found that it is more appropriate to consider chapter 11 plans in their entirety in the context of the goals and policies of the Act rather than to discuss individual transactions. See Holding Co. Act Release No. 27736 (Oct. 10, 2003). Applicants request that the Commission apply the same approach here and consider and approve the Plan in its entirety, taking into consideration the context in which it was developed by the Debtors and other stakeholders over the course of the chapter 11 cases.

          In addition, the Applicants have expressly sought authorization for the majority of the jurisdictional transactions relating to the implementation of the Plan in the Omnibus Application. To the extent that any transaction contemplated by the Plan is not specifically discussed in that application, Applicants hereby respectfully request authorization for such transaction. Further, to the extent that the transactions which are the subject matter of the Plan Application are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules and regulations other than those specifically referred to herein, a request for such authorization, approval or exemption is hereby made pursuant to Rule 64. As indicated above, however, Applicants will file a separate application requesting authorization to sell Portland General to an unaffiliated third party, or distribute Portland General shares to creditors or to the PGE Trust pursuant to the Plan.

          Applicants request that the Commission waive the filing of a separate Form U-R-1 since all the requisite information will be included in the disclosure statement filed as Exhibit I-2 hereto.

          It is requested that the authority be granted to file certificates under Rule 24 on a quarterly basis after the Effective Date with respect to the proposed transactions hereafter consummated pursuant to this Application, not later than 30 days following the end of each quarter. In addition, certain contemplated transactions may be accomplished over a period of time after an order is issued in this proceeding; therefore authorization is requested to implement the proposed transactions as described in the Application.

          Finally, as indicated above, Enron, IM and Enforcement have held discussions regarding a possible settlement agreement addressing (a) the registration of Enron as a public utility holding company under Section 5 of the Act, (b) the Plan, the solicitation of votes accepting or rejecting the Plan, and various transactions in furtherance of the chapter 11 cases that may require Commission authorization under the Act were Enron a registrant under the Act, and (c) the exemption application filed by Enron and other parties in SEC File No. 70-11373 has been discussed. Enron reserves the right to contest Commission jurisdiction over the Plan and the solicitation of creditors under Sections 11(f) and (g) of the Act if the Commission does not enter orders granting the Plan Application (and a report on the Plan consistent therewith) and the Omnibus Application in substantially the form proposed in the settlement offer, or if the Commission rejects the settlement offer.

Item 4.   Regulatory approvals

          The Bankruptcy Court has jurisdiction over the Plan and the transfer of the Portland General common stock to PGE Trust and to creditors under the Plan is also subject to the approval of the FERC and the OPUC. No other state or federal regulatory authorization is necessary in order to implement the transactions contemplated by the Plan.

Item 5.   Procedure

          Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. Provided that the settlement agreement among Enron, IM and Enforcement described herein is approved by the Commission, Applicants submit that (a) a recommended decision by a hearing or other responsible officer of the Commission is not needed, (b) IM may assist in the preparation of the Commission's decision, and (c) there should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective. Enron reserves the right to contest Commission jurisdiction over the Plan and the solicitation of creditors under Sections 11(f) and (g) of the Act if the Commission does not enter orders granting the Plan Application (and a report on the Plan consistent therewith) and the Omnibus Application in substantially the form proposed in the settlement offer, or if the Commission rejects the settlement offer.

Item 6.   Exhibits and Financial Statements

Exhibits:

Exhibit B-1         Term sheet containing transaction details for the sale of
                    the common stock of Portland General to Oregon Electric.
Exhibit B-2         Stock Purchase Agreement Between Oregon Electric Utility
                    Company, LLC and Enron Corp. dated November 18, 2003,
                    incorporated by reference to Exhibit G of the application of
                    Stephen Forbes Cooper, LLC, PGE Trust and Enron Corp. in SEC
                    File No. 70-11373.
Exhibit F-1         Opinion of counsel (to be filed by amendment)
Exhibit F-2         Past tense opinion of counsel (to be filed by amendment)
Exhibit G           Form of Notice
Exhibit H           List of Applicants
Exhibit I-1         Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
                    Chapter 11 of the United States Bankruptcy Code dated
                    January 9, 2004, incorporated by reference to Exhibit 2.1 of the Enron Corp. Current Report on Form 8-K dated January 9,
                    2004 (filed January 12, 2004, SEC File No. 001-13159).
Exhibit I-2         Disclosure Statement for Fifth Amended Joint Plan of
                    Affiliated Debtors Pursuant to Chapter 11 of the United
                    States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit 2.2 of the Enron Corp. Current
                    Report
                    on Form 8-K dated January 9, 2004 (filed January 12, 2004,
                    SEC File No. 001-13159).
Exhibit J-1         Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case
                    No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court,
                    S.D.N.Y.), incorporated by reference to Exhibit H of the
                    application of Stephen Forbes Cooper, LLC, PGE Trust and
                    Enron Corp. in SEC File No. 70-11373.
Exhibit J-2         Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case
                    No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court,
                    S.D.N.Y.), incorporated by reference to Exhibit I of the
                    application of Stephen Forbes Cooper, LLC, PGE Trust and
                    Enron Corp. in SEC File No. 70-11373.
Exhibit S-1         Services and Indemnity Agreement among GSS Holdings II,
                    Inc., Global Securitization Services, LLC and Portland
                    General Electric Company, dated September 30, 2002 and Share
                    Certificate.
Exhibit S-2         OPUC orders dated September 30, 2002 and January 13, 2003.
Exhibit T           Letter dated January 8, 2004 in which the ENA Examiner
                    states that the Plan is fair and equitable.

Exhibit U           Summary of Public Interest Facts (to be filed by amendment)

Item 7.   Information as to Environmental Effects

          None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of Applicants that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: February 5, 2004

                                 ENRON CORP. on its behalf and on behalf of its subsidiaries listed on Exhibit H.

                                 By: /s/ Raymond M. Bowen, Jr.
                                     -------------------------
                                 Name: Raymond M. Bowen, Jr.
                                 Title:  Executive Vice President and Chief
                                 Financial Officer of Enron Corp.

                                  EXHIBIT INDEX


Exhibit B-1         Term sheet containing transaction details for the sale of
                    the common stock of Portland General to Oregon Electric.
Exhibit B-2         Stock Purchase Agreement Between Oregon Electric Utility
                    Company, LLC and Enron Corp. dated November 18, 2003,
                    incorporated by reference to Exhibit G of the application of
                    Stephen Forbes Cooper, LLC, PGE Trust and Enron Corp. in SEC
                    File No. 70-11373.
Exhibit G           Form of Notice
Exhibit H           List of Applicants
Exhibit I-1         Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
                    Chapter 11 of the United States Bankruptcy Code dated
                    January 9, 2004, incorporated by reference to Exhibit 2.1 of the Enron Corp. Current Report on Form 8-K dated January 9,
                    2004 (filed January 12, 2004, SEC File No. 001-13159).
Exhibit I-2         Disclosure Statement for Fifth Amended Joint Plan of
                    Affiliated Debtors Pursuant to Chapter 11 of the United
                    States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit 2.2 of the Enron Corp. Current
                    Report on Form 8-K dated January 9, 2004 (filed January 12,
                    2004, SEC File No. 001-13159).
Exhibit J-1         Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case
                    No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court,
                    S.D.N.Y.), incorporated by reference to Exhibit H of the
                    application of Stephen Forbes Cooper, LLC, PGE Trust and
                    Enron Corp. in SEC File No. 70-11373.
Exhibit J-2         Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case
                    No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court,
                    S.D.N.Y.), incorporated by reference to Exhibit I of the
                    application of Stephen Forbes Cooper, LLC, PGE Trust and
                    Enron Corp. in SEC File No. 70-11373.
Exhibit S-1         Services and Indemnity Agreement among GSS Holdings II,
                    Inc., Global Securitization Services, LLC and Portland
                    General Electric Company, dated September 30, 2002 and Share
                    Certificate.
Exhibit S-2         OPUC orders dated September 30, 2002 and January 13, 2003.
Exhibit T           Letter dated January 8, 2004 in which the ENA Examiner
                    states that the Plan is fair and equitable.